SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-C


Report by Issuer of Securities Quoted on the NASDAQ Interdealer Quotation System, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.


                                    CPAC, Inc.
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                 (Exact Name of Issuer as Described in Charter)


                  2364 Leicester Road, Leicester, New York 14481
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                    (Address of Principal Executive Offices)


                                  (716) 382-3223
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                 (Issuer's Telephone Number including Area Code)


I. Change in Number of Shares Outstanding (Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding):

      1.    Title of Security          $.01 Par Value Common Stock
                              -------------------------------------------------


      2.    Number of Shares outstanding before the Change   5,213,614
                                                           --------------------

      3.    Number of Shares outstanding after the Change    5,845,614
                                                          ---------------------

      4.    Effective date of Change         December 28, 1995
                                     ------------------------------------------


      5.    Method of Change               Sale of 632,000 Shares
                             --------------------------------------------------


           Give brief description of transaction  Sale of 632,000 Common Shares
                                                  -----------------------------

           to an Accredited Investor
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II.  Change in Name of Issuer

      1.    Name prior to change                     N/A
                                 ----------------------------------------------


      2.    Name after change                        N/A
                              -------------------------------------------------


      3.    Effective date of charter amendment changing name     N/A
                                                              -----------------


      4.    Date of shareholder approval of change, if required   N/A
                                                               ----------------



    January 2, 1996                                  /s/ Thomas J. Weldgen
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         (Date)                                         Thomas J. Weldgen
                                                     Chief Financial Officer